UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 33686/ November 18, 2019

In the Matter of	:
	:
MASSMUTUAL SELECT FUNDS, MASSMUTUAL PREMIER FUNDS,	:
MML SERIES INVESTMENT FUND, MML SERIES INVESTMENT	:
FUND II, MML INVESTMENT ADVISERS, LLC	:
	:
100 Bright Meadow Blvd.	:
Enfield, CT 06082	:
	:
(812-15052)	:
	:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B), AND (C) OF THE ACT,
AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN EXEMPTION
FROM SECTION 17(a) OF THE ACT

MassMutual Select Funds, MassMutual Premier Funds, MML Series Investment Fund, MML
Series Investment Fund II, and MML Investment Advisers, LLC ("Applicants") filed an
application on July 26, 2019, and an amendment to the application on October 17, 2019,
requesting an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the
"Act") granting an exemption from sections 12(d)(1)(A), (B), and (C) of the Act, and under
sections 6(c) and 17(b) of the Act granting an exemption from section 17(a) of the Act. The
order would permit certain registered open-end management investment companies that operate
as "funds of funds" to acquire shares of certain registered open-end management investment
companies, registered closed-end management investment companies, "business development
companies," as defined by section 2(a)(48) of the Act, and registered unit investment trusts that
are within or outside the same group of investment companies as the acquiring investment
companies.

On October 23, 2019, a notice of filing of the application was issued (Investment Company Act
Release No. 33675). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in and consistent

with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B), and (C) of the Act, and under section 6(c) and 17(b) of the Act from section 17(a) of the Act by Applicants (File No. 812-15052) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary